Room 4561

								January 31, 2006

Mr. William J. Donovan
Chief Financial Officer
Guardian Technologies International, Inc.
516 Herndon Parkway, Suite A
Herndon, VA  20170

Re:	Guardian Technologies International, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2004
Form 10-KSB/A for Fiscal Year Ended December 31, 2004
Forms 10-QSB for Fiscal Quarters Ended March 31, June 30 and
September 30, 2005
Forms 8-K filed on March 31 and May 23, 2005
		File No. 0-28238

Dear Mr. Donovan:

      We have reviewed your responses to the comments raised in our letter dated September 16, 2005 and have the following comments.

      We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prior comment 6

1. Expand your disclosures within the Significant Accounting
Policies
footnote in order to fully describe how you account for stock compensation to non-employees, including the identification of the specific accounting pronouncements you have applied.

2. It is difficult for us to determine how your calculations comply with the respective accounting literature absent an understanding of the nature of the services, performance commitment, vesting terms, service period and other relevant information. Please provide us a summary of the arrangements where you recorded stock compensation to non-employees and for each arrangement, include an accounting analysis to explain how your accounting complies with generally accepted accounting principles.

Prior comment 7

3. In your response to prior comment 7 you state that technological feasibility has not been established for your PinPoint product. This statement is inconsistent with disclosures within your Form 10-KSB wherein you describe this product as having been commercially available to customers in October 2004. Tell us the date on which you established technological feasibility for the PinPoint product. Also tell us the dates on which this product became available for sale to customers and when you began recognizing amortization expense related to this product.

4. Your response to prior comment 7 did not address the apparent difference between your statement that you "have concluded that capitalizing staff and consultancy costs incurred in the development of PinPoint and FlowPoint was inappropriate because of the
difficulty
in assigning costs accurately to the various software products and versions being developed" and your accounting policy under SFAS 86.
Please tell us how you believe your accounting complies with SFAS
86
when your statement suggests that you have chosen not to capitalize certain costs because of complexity in the allocation of those costs.
Please explain why "technical and development staffs [being] moved from product to product and version to version on a regular basis" would have any impact on your accounting for software development costs in accordance with SFAS 86.

Prior comment 8:

5. We note in your prospective disclosure that you intend to state that disclosure controls and procedures were effective "to ensure that material information is recorded, processed, summarized and reported by management of the Company on a timely basis in order to comply with the Company`s disclosure obligations under the Exchange
Act, and the rules and regulations promulgated thereunder." Please address the effectiveness of your disclosure controls and procedures with respect to the other elements of the definition found in Rule 13a-15. That is, you should state whether your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the
Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Revise accordingly.

Prior comment 14

6. We note from your response to prior comment 14 that amortization of software products (DE Vision) under development was charged to SG&A. Further clarify the nature of the software products under development. Explain why you believe it was appropriate to capitalize this software under development at the time you acquired it. Indicate the development stage of the software when you acquired it and whether it had an alternative future use. Also, address if and when technological feasibility was achieved. Address why you do not believe this was in-process research and development at the time you acquired it. Refer to SFAS 2, FIN 4 and SFAS 86.

7. Your response suggests that the impaired software (we assume the
DE Vision software) was not being marketed for sale to others. If so, tell us what the software was being used for and whether you ever expected/intended it to be sold, leased or otherwise marketed for sale to others. Was this software used internally? Clarify whether you initially capitalized this software product under SFAS 86 or SOP
98-1 and support your accounting accordingly.

8. If you continue to believe that capitalization was appropriate, please tell us how your amortization of a product that was still in development complies with SFAS 86 or SOP 98-1, respectively.
Refer
to paragraph 8 of SFAS 86 which requires that amortization begins when a product is available for general release to customers.
Also
refer to SOP 98-1, paragraph 38, which indicates that amortization begins when the software is ready for its intended use.

9. We also note from your response that amortization of intangible assets in 2004 included the intangible software asset acquired from
Wise systems. You further indicate that the amortization of the Wise software "was expensed to the Cost of Goods Sold in the first two quarters" of 2005. According to FASB Staff Implementation Guide, Statement 86, Question 17, amortization of software products should be presented in cost of sales. Revise your presentation to consistently present amortization from this product in both 2004 and
2005.

10. Similarly, by analogy to EITF 96-9, we believe that the impairment of a software product that is sold, leased or otherwise marketed should also be classified as cost of sales. Revise accordingly.

11. We note in a July 27, 2004 press release that you described
Wise
Systems` Picture Archiving Communication Systems Software as being "in the final stages" of development at the time of the acquisition.
Tell us about the various software products you acquired from Wise and how you determined that all of the products should have been capitalized rather than expensed as IPR&D.

Prior Comment 15

12. Notwithstanding your response, the Staff believes you should present the expense related to share-based payment arrangements in the same line or lines as cash compensation paid to the same parties.
Refer to SAB Topic 14.F.

Prior comment 16

13. With regard to your various issuances of warrants, convertible preferred stock and convertible debt, tell us how you considered the guidance in SFAS 133 and EITF 00-19 in determining how to classify and measure these instruments in your financial statements. Your response should clearly set forth your analysis of all of the terms of each transaction, including any associated registration rights and liquidated damages, and how your accounting and classification complies with the applicable accounting guidance. Refer to Staff guidance on this topic in Section II.B. of Current Accounting and Disclosure Issues in the Division of Corporation Finance, available on our website at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.

14. Tell us whether any of the private placement or direct investments were made by employees and/or related parties. Further explain why you agreed to sell your shares at amounts that are substantially below the fair market value of your common stock.

Prior comment 17

15. Refer to your response to prior comment 17 and tell us the dates on which the following events occurred:

a. The date on which "all development activities had ceased with respect to the asset."

b. The date on which you determined that the DE Visions asset "had no standalone market resale value."

c. The date on which you first "no longer contemplated that the asset would be incorporated into other Guardian products."

d. The date when management determined that it "could not envision any revenue producing circumstance" related to this asset.



16. Your response suggests that you complied with the guidance that
requires an asset be reviewed for impairment when circumstances indicate that the carrying amount is not recoverable, which appears to be in accordance with SFAS 142 and paragraph 8 of SFAS 144. However, if the intangible asset that was impaired was software technology subject to SFAS 86, than please explain how your impairment policy is consistent with paragraph 10 of that standard.
Provide us with a comparison of the net realizable value of the DE Vision asset to its carrying value in accordance with SFAS 86 for
each balance sheet date, beginning with December 31, 2003.   Refer
to
paragraph 8(i) of SFAS 142.

Prior comment 18

17. With regard to the 587,000 shares issued in the Difference Engines transaction, as previously requested, tell us how you have considered the guidance in EITF Topic D-98. That is, explain how your classification of these shares within permanent equity is appropriate following the release or expiration of the associated lock up period. Your response should specifically address how provisions that appear to permit the holders to redeem the shares upon the occurrence of events that are not solely within your control permit classification in permanent equity. Please address your classification as of both December 31, 2004 and 2005.

Prior comment 19a

18. We note your response to prior comment 19a wherein you state that you "estimated that 95% of the purchase price was for the acquisition of the intangible software asset and the remaining 5% represented goodwill in the form of trademarks, copyrights, and the value of the
Wise Systems name." It is not clear from your response how you determined that 95% of the purchase price is equal to the estimated fair value of the software acquired. As we previously requested, tell us the method used for valuation of the software and provide us with your supporting analysis. That is, if you relied upon an independent appraisal or if you computed the estimated fair value using a present value model, tell us about the underlying assumptions on which the valuation was based and provide us with copies of the valuation calculations. An arbitrary allocation based on a percentage does not appear to provide persuasive evidence or analysis to support the fair value of the underlying software asset.

19. Your response indicates that the "remaining 5% represented goodwill in the form of trademarks, copyrights, and value of the Wise
Systems name." Tell us how you considered the guidance in paragraph
A14 of SFAS 141 in determining the identifiable intangible assets to which you allocated a portion of the purchase price. That is, tell us how you considered the criteria in paragraph 39 of SFAS 141 in determining that no recognition was appropriate.

Prior comment 19b

20. As previously requested, tell us when you last performed the impairment analysis of software acquired from Wise Systems and provide us with your analysis. That is, tell us the specific dates on which you assessed impairment and provide us copies of the projections which led to your determination that no impairment existed. We note from your response that "management prepared a detailed projection of revenues and cash flow." Provide us with copies of these projections. Explain the reasons for material differences in management projections and your actual results.

Prior comment 20:

21. Please refer to your response to prior comment 20 where you liken the non-GAAP measure "adjusted net loss" to the "cash burn rate", a liquidity measure. Given this analogy, please justify why you have reconciled this measure to net loss, a performance measure, when your response suggests that cash flows from operations may be the most directly comparable financial measure calculated in accordance with
GAAP.

22. Your response indicates that you present this measure to "clarify for investors the amounts and uses of cash". It appears that a more meaningful liquidity discussion could be provided by describing the specific sources and uses of cash, for example, cash receipts from customers, cash paid to employees, etc. See Section IV.B.1.of SEC Release 33-8350 and revise accordingly.

Prior comment 21:

23. We note your response to prior comment 21, that your Certifying
Officers have concluded that, as of June 30, 2005, certain of the Company`s disclosure controls and procedures were not effective as they relate to timely filing. Please tell us whether your disclosure controls and procedures were effective with respect to the other elements of the definition found in Rule 13a-15(e), such as with respect to ensuring that information required to be disclosed in your reports that are filed or submitted under the Exchange Act are accumulated and communicated to your management as appropriate to allow timely decisions regarding required disclosure.

24. In addition, please explain your statement that "Based on these changes, our Certifying Officers concluded that as of the end of the period covered by this Report that our disclosure controls and procedures will become effective." The period covered by the Form 10-Q is the period ended June 30, 2005, for which you state that your disclosure controls and procedures were not effective with respect to timely filing. That period has ended. Please revise or advise. Prior comment 22:

25. With regard to your response to prior comment 22 we have the following comments:

a. Your response indicates that Rental Licenses and Lease to Ownership Licenses will be accounted for in accordance with SFAS 13.
Tell us how you considered the guidance in paragraph 4 of SOP 97-2 in determining your accounting for these arrangements. That is, tell us how you determined that these arrangements to sell software should be accounted for outside the scope of SOP 97-2.

b. Tell us whether the Rental Licenses and Lease to Ownership
Licenses are entered into by Guardian or EGC and the end user.

c. We note that a portion of Appendix A to the EGC Distributor
Agreement, filed as an Exhibit to the Form 10-Q/A filed on October 17, 2005, appears in a language other than English. Please amend your filing so that Appendix A complies with Rule 306 of Regulation
S-T.

d. Your response proposed to provide a discussion of the significance of the Distributor Agreement in future filings commencing with the Form 10-Q for the quarter ended September 30, 2005, however, we note no such discussion in that filing. Tell us whether you still consider this agreement to be significant and why you have not made disclosures consistent with your statement in the response. To the extent that revenue from the EGC agreement is material, or differs from expectations previously communicated in your periodic reports, expand your disclosures to include your revenue recognition policies to reflect these arrangements. Revise accordingly.

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	You may contact Tamara Tangen, Staff Accountant, at (202)
551-
3443 or Lisa Mitrovich, Assistant Chief Accountant, at (202) 551-
3453
if you have questions regarding the above comments. If you need further assistance, you may contact me at (202) 551-3488.

      Sincerely,



      Stephen G. Krikorian
      Branch Chief - Accounting
Mr. William J. Donovan
Guardian Technologies International, Inc.
January 31, 2006
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